Delisting Determination,The Nasdaq Stock Market, LLC,
January 25, 2018, Giga-tronics Incorporated. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Giga-tronics Incorporated
(the Company), effective at the opening of the trading session on February 5, 2018. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5550(a)(2) 5550(b)(1).
The Company was notified of the Staffs determination on May 4, 2017. The Company appealed the determination to a Hearing Panel. Upon review of the information provided by the Company, the Panel issued a decision dated
June 23, 2017, as modified on September 5, 2017, granting the Company continued listing pursuant to an exception that included several milestones that the Company was required to meet, towards the toal of regaining compliance with Listing Rules
5550(a)(2) and 5550(b)(1). However, the Company was unable to meet the exception milestones as required.
On October 26, 2017, the Panel issued a final delisting determination and notified the Company that trading in the Companys securities would be suspended on October 30, 2017.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on December 11, 2017.